EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 27, 2006, relating to the consolidated financial statements of Delta Air Lines, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2005 (which report expresses an unqualified opinion on the Company’s consolidated financial statements and includes explanatory paragraphs relating to the Company’s reorganization under Chapter 11 of the United States Bankruptcy Code and the Company’s ability to continue as a going concern), appearing in the Annual Report on Form 10-K of Delta Air Lines, Inc. for the year ended December 31, 2007. We also consent to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Atlanta, Georgia
December 15, 2008